UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 21, 2021	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	I

Description

Communication dated October 18, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the audited Financial Results of HDFC Bank Limited for the quarter and half year ended September 30, 2021.

Exhibit I

October 18, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Audited Financial Results of HDFC Bank Limited (“the Bank”) for the quarter and half year ended September 30, 2021.

We enclose herewith the audited standalone and consolidated financial results of the Bank for the second quarter and half year ended September 30, 2021, segment reporting, press release, and the report of the Joint Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held on October 16, 2021.

This is for your information and appropriate dissemination.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

Encl: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2021

		(₹ in lac)
	Particulars	Quarter ended			Half year ended		Year ended
		30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3135337	3048297	2997697	6183634	6035494	12085823
	a) Interest / discount on advances / bills	2411494	2359273	2340485	4770767	4744222	9483454
	b) Income on investments	645064	649314	561839	1294378	1121603	2321427
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	69090	30283	84156	99373	146804	234125
	d) Others	9689	9427	11217	19116	22865	46817
2	Other Income	740079	628850	609245	1368929	1016776	2520489
3	Total Income (1)+(2)	3875416	3677147	3606942	7552563	7052270	14606312
4	Interest Expended	1366898	1347401	1420058	2714299	2891313	5597866
5	Operating Expenses (i)+(ii)	927789	816043	805506	1743832	1496652	3272262
	i) Employees cost	296705	276558	254238	573263	505582	1036479
	ii) Other operating expenses	631084	539485	551268	1170569	991070	2235783
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2294687	2163444	2225564	4458131	4387965	8870128
7	Operating Profit before Provisions and Contingencies (3)-(6)	1580729	1513703	1381378	3094432	2664305	5736184
8	Provisions (other than tax) and Contingencies	392466	483084	370350	875550	759502	1570285
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1188263	1030619	1011028	2218882	1904803	4165899
11	Tax Expense	304832	257655	259717	562487	487630	1054246
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	883431	772964	751311	1656395	1417173	3111653
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	883431	772964	751311	1656395	1417173	3111653
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55375	55267	55037	55375	55037	55128
16	Reserves excluding revaluation reserves						20316953

17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	20.0%	19.1%	19.1%	20.0%	19.1%	18.8%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	16.0	14.0	13.7	30.0	25.8	56.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	15.9	13.9	13.6	29.8	25.7	56.3
	(iv) NPA Ratios:
	(a) Gross NPAs	1634607	1709851	1130460	1634607	1130460	1508600
	(b) Net NPAs	475509	548580	175608	475509	175608	455482
	(c) % of Gross NPAs to Gross Advances	1.35%	1.47%	1.08%	1.35%	1.08%	1.32%
	(d) % of Net NPAs to Net Advances	0.40%	0.48%	0.17%	0.40%	0.17%	0.40%
	(v) Return on assets (average) - not annualized	0.50%	0.45%	0.48%	0.95%	0.92%	1.97%
	(vi) Net worth	21283028	20343590	18100984	21283028	18100984	19860103
	(vii) Outstanding redeemable preference shares	—	—	—	—	—	—
	(viii) Capital redemption reserve	—	—	—	—	—	—
	(ix) Debt-equity ratio	0.24	0.21	0.30	0.24	0.30	0.30
	(x) Total debts to total assets	8.12%	7.48%	8.24%	8.12%	8.24%	7.76%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
Particulars		Quarter ended			Half year ended		Year ended
		30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	865042	864433	809877	1729475	1610003	3233767
b)	Retail Banking	2821405	2697467	2768365	5518872	5478527	11021021
c)	Wholesale Banking	1566263	1440699	1391263	3006962	2809622	5715430
d)	Other Banking Operations	542430	486344	496402	1028774	886085	1993753
e)	Unallocated	—	—	—	—	—	3082
	Total	5795140	5488943	5465907	11284083	10784237	21967053
	Less: Inter Segment Revenue	1919724	1811796	1858965	3731520	3731967	7360741

	Income from Operations	3875416	3677147	3606942	7552563	7052270	14606312

2	Segment Results
a)	Treasury	231727	270743	192361	502470	442878	903050
b)	Retail Banking	207718	109036	265518	316754	487523	1057480
c)	Wholesale Banking	581321	535672	345316	1116993	709761	1743754
d)	Other Banking Operations	212010	152858	247518	364868	344894	620714
e)	Unallocated	(44513)	(37690)	(39685)	(82203)	(80253)	(159099)

	Total Profit Before Tax	1188263	1030619	1011028	2218882	1904803	4165899

3	Segment Assets
a)	Treasury	53320390	50692647	48929119	53320390	48929119	51964174
b)	Retail Banking	55066808	52627989	47695525	55066808	47695525	52199722
c)	Wholesale Banking	68279622	64890618	57446053	68279622	57446053	62873157
d)	Other Banking Operations	6709298	6270073	6053624	6709298	6053624	6711608
e)	Unallocated	1108355	912781	818482	1108355	818482	938391

	Total	184484473	175394108	160942803	184484473	160942803	174687052

4	Segment Liabilities
a)	Treasury	10540440	7646558	9236909	10540440	9236909	7627660
b)	Retail Banking	117708079	113146545	100454226	117708079	100454226	109621782
c)	Wholesale Banking	30520473	30827241	29861663	30520473	29861663	33811531
d)	Other Banking Operations	529363	491736	552824	529363	552824	585765
e)	Unallocated	3315106	2033234	2225940	3315106	2225940	2668233

	Total	162613461	154145314	142331562	162613461	142331562	154314971

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	42779950	43046089	39692210	42779950	39692210	44336514
b)	Retail Banking	(62641271)	(60518556)	(52758701)	(62641271)	(52758701)	(57422060)
c)	Wholesale Banking	37759149	34063377	27584390	37759149	27584390	29061626
d)	Other Banking Operations	6179935	5778337	5500800	6179935	5500800	6125843
e)	Unallocated	(2206751)	(1120453)	(1407458)	(2206751)	(1407458)	(1729842)

	Total	21871012	21248794	18611241	21871012	18611241	20372081

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 30.09.2021	As at 30.09.2020	As at 31.03.2021
	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55375	55037	55128
Reserves and Surplus	21815637	18556204	20316953
Deposits	140634330	122931039	133506022
Borrowings	14981354	13258005	13548733
Other Liabilities and Provisions	6997777	6142518	7260216

Total	184484473	160942803	174687052

ASSETS
Cash and Balances with Reserve Bank of India	15742861	9945296	9734073
Balances with Banks and Money at Call and Short notice	1185927	857815	2212966
Investments	41629258	41396511	44372829
Advances	119883743	103833513	113283663
Fixed Assets	522717	455523	490932
Other Assets	5519967	4454145	4592589

Total	184484473	160942803	174687052

2	Statement of Cash flow is given below:

	(₹ in lac)
Particulars	Half year ended		Year ended 31.03.2021
	30.09.2021	30.09.2020
	Audited	Audited	Audited
Cash flows from operating activities:
Profit before income tax	2218882	1904803	4165899
Adjustments for:
Depreciation on fixed assets	73488	62117	130241
(Profit) / Loss on revaluation of investments	(103901)	116124	148532
Amortisation of premium on held to maturity investments	39655	36453	76547
(Profit) / loss on sale of fixed assets	448	(22)	(154)
Provision / charge for non performing assets	662234	403491	1164997
Provision for standard assets and contingencies	224940	361459	426948
Dividend from subsidiaries	(37519)	(8506)	(48304)
Employee Stock Options Expense	8299	—	—

	3086526	2875919	6064706

Adjustments for:
(Increase) / decrease in investments	2777369	(2179312)	(5254061)
(Increase) / decrease in advances	(7263200)	(4868124)	(15092464)
Increase / (decrease) in deposits	7128308	8180810	18755793
(Increase) / decrease in other assets	(843864)	1030351	1001828
Increase / (decrease) in other liabilities and provisions	(460578)	(1145992)	(67565)

	4424561	3893652	5408237

Direct taxes paid (net of refunds)	(658825)	(583540)	(1258757)

Net cash flow from operating activities	3765736	3310112	4149480

Cash flows used in investing activities:
Purchase of fixed assets	(90748)	(68307)	(161738)
Proceeds from sale of fixed assets	717	313	1416
Dividend from subsidiaries	37519	8506	48304

Net cash flow used in investing activities	(52512)	(59488)	(112018)

Cash flows from / (used in) financing activities:
Proceeds from issue of share capital, net of issue expenses	188471	105900	176010
Proceeds from issue of Additional Tier I capital bonds	816275	—	—
Redemption of Tier II capital bonds	(365000)	(110500)	(110500)
Increase / (decrease) in other borrowings	981422	(1094347)	(803621)
Dividend paid during the period	(359240)	—	—

Net cash flow from / (used in) financing activities	1261928	(1098947)	(738111)

Effect of exchange fluctuation on translation reserve	6597	(10438)	(14184)

Net increase in cash and cash equivalents	4981749	2141239	3285167

Cash and cash equivalents as at April 1st	11947039	8661872	8661872
Cash and cash equivalents as at the period end	16928788	10803111	11947039

3

The above financial results have been approved by the Board of Directors at its meeting held on October 16, 2021. The financial results for the quarter and half year ended September 30, 2021 have been subjected to an audit by the statutory auditors (MSKA & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The report thereon is unmodified. The previous period results were reviewed / audited by MSKA & Associates, Chartered Accountants.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2021 except for its stock based employee compensation plans. RBI, vide its clarification dated August 30, 2021 on Guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function Staff, advised Banks that the fair value of share-linked instruments on the date of grant should be recognised as an expense for all instruments granted after the accounting period ending March 31, 2021. Accordingly, the Bank has changed its accounting policy from the intrinsic value method to the fair value method for all share-linked instruments granted after March 31, 2021. The fair value of the stock-based compensation is estimated on the date of grant using Black-Scholes model and is recognised as compensation expense over the vesting period. The Bank granted stock options in July 2021 under its Employee Stock Option Scheme (ESOS) and as a result, ‘Employees cost’ for the quarter and half year ended September 30, 2021 is higher by ₹ 82.99 crore with a consequent reduction in profit after tax by the said amount.

5

The figures for the second quarter in each of the financial years are the balancing figures between audited figures in respect of the half year end and the published year to date reviewed figures upto the end of the first quarter of the respective financial year.

6

During the quarter and half year ended September 30, 2021, the Bank allotted 1,07,32,792 and 2,46,75,408 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

7

During the quarter ended September 30, 2021, the Bank raised Basel III compliant Additional Tier 1 (AT1) Notes of U.S.$ 1 billion (equivalent ₹ 7,423.75 crore) and Basel III compliant AT1 Bonds of ₹ 739.00 crore.

8

The outbreak of the COVID-19 pandemic had led to a nation-wide lockdown in April-May 2020. This was followed by localised lockdowns in areas with a significant number of COVID-19 cases. Following the easing of lockdown measures, there was an improvement in economic activity in the second half of fiscal 2021. India experienced a “second wave” of the COVID-19 pandemic in April-May 2021 following the discovery of mutant coronavirus variants, leading to the re-imposition of regional lockdowns. These were gradually lifted as the second wave subsided.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, have impacted loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts resulting in increase in customer defaults and consequent increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

9	(i) Details of resolution plan implemented under the Resolution Framework for COVID-19-related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) are given below:

	₹ in crore except number of accounts
Type of Borrower	(A) Number of accounts where resolution plan has been implemented under this window	(B) Exposure to accounts mentioned at (A) before implementation of the plan	(C) Of (B), aggregate amount of debt that was converted into other securities	(D) Additional funding sanctioned, if any, including between invocation of the plan and implementation	(E) Increase in provisions on account of the implementation of the resolution
Personal Loans	287824	5467.49	—	—	546.75
Corporate persons	1547	1754.07	—	—	323.31
Of which, MSMEs	64	27.08	—	—	2.71
Others	47090	607.92	—	—	60.79

Total	336461	7829.48	—	—	930.85

	₹ in crore except number of accounts
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous half-year (A)*	Of (A), aggregate debt that slipped into NPA during the half-year	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this half-year
Personal Loans	5467.49	1283.06	808.57	366.34	3818.09
Corporate persons	1754.07	123.61	23.59	111.60	1518.86
Of which, MSMEs	27.08	9.47	1.29	4.88	12.73
Others	607.92	280.35	24.50	52.92	274.65

Total	7829.48	1687.02	856.66	530.86	5611.60

*	includes restructuring implemented during the quarter ended June 2021 under the Resolution Framework 1.0.
#	represents debt that slipped into NPA and was subsequently written off during the half-year.

(ii) Details of resolution plan implemented under the RBI Resolution Framework - 2.0: Resolution of COVID-19 related stress of Individuals and Small Businesses dated May 5, 2021 are given below:

	₹ in crore except number of accounts
Particulars	Individual Borrowers		Small businesses
	Personal Loans	Business Loans
A) Number of requests received for invoking resolution process	645276	612675	9870
B) Number of accounts where resolution plan has been implemented under this window	550499	530085	6934
C) Exposure to accounts mentioned at (B) before implementation of the plan	14102.61	1506.51	1787.99
D) Of (C), aggregate amount of debt that was converted into other securities	—	—	—
E) Additional funding sanctioned, if any, including between invocation of the plan and implementation	—	—	—
F) Increase in provisions on account of the implementation of the resolution plan	1618.56	196.79	178.48

Exposure to accounts is at borrower level.

Number of accounts under (B) is in respect of requests received for invoking resolution process.

There were 103574 borrower accounts having an aggregate exposure of ₹ 2,672.07 crore to the Bank, where resolution plans had been implemented under RBI’s Resolution Framework 1.0 dated August 6, 2020 and now modified under RBI’s Resolution Framework 2.0 dated May 5, 2021.

10

The Honourable Supreme Court of India (Hon’ble SC), vide an interim order dated September 3, 2020, had directed banks that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders, which the Bank complied with. If the Bank had classified borrower accounts as NPA after August 31, 2020, the Bank’s proforma Gross NPA ratio and proforma Net NPA ratio as at September 30, 2020 would have been 1.37% and 0.35% respectively. Pending disposal of the case, the Bank, as a matter of prudence, made in respect of these accounts a contingent provision, which was included in ‘Provisions (other than tax) and Contingencies’. The said interim order stood vacated on March 23, 2021 and the Bank continued with the asset classification of borrower accounts as per the extant RBI instructions / IRAC norms.

11

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

13	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : October 16, 2021	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2021

		(₹ in lacs)
		Quarter ended			Half year ended		Year ended
	Particulars	30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3352044	3225376	3174227	6577420	6409388	12855240
	a) Interest / discount on advances / bills	2616373	2528096	2511976	5144469	5109776	10229913
	b) Income on investments	644370	647645	562245	1292015	1122186	2321162
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	70841	32066	85302	102907	149460	241430
	d) Others	20460	17569	14704	38029	27966	62735
2	Other Income	791592	667987	669620	1459579	1104318	2733288
3	Total Income (1)+(2)	4143636	3893363	3843847	8036999	7513706	15588528
4	Interest Expended	1441528	1421850	1503318	2863378	3064167	5924759
5	Operating Expenses (i)+(ii)	998491	870689	860746	1869180	1601354	3500126
	i) Employees cost	393143	364374	334885	757517	664985	1367667
	ii) Other operating expenses	605348	506315	525861	1111663	936369	2132459
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2440019	2292539	2364064	4732558	4665521	9424885
7	Operating Profit before Provisions and Contingencies (3)-(6)	1703617	1600824	1479783	3304441	2848185	6163643
8	Provisions (Other than tax) and Contingencies	471267	536633	442013	1007900	876464	1884029
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1232350	1064191	1037770	2296541	1971721	4279614
11	Tax Expense	320354	270163	266633	590517	506496	1093937
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	911996	794028	771137	1706024	1465225	3185677
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Consolidated Net Profit / (Loss) for the period before minorities’ interest (12)-(13)	911996	794028	771137	1706024	1465225	3185677
15	Less: Minorities’ Interest	2377	1819	851	4196	2215	2356
16	Consolidated Net Profit / (Loss) for the period attributable to the group (14)-(15)	909619	792209	770286	1701828	1463010	3183321
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55375	55267	55037	55375	55037	55128
18	Reserves excluding revaluation reserves						20925890
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	16.4	14.4	14.0	30.8	26.6	57.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	16.3	14.3	14.0	30.6	26.5	57.6

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Half year ended		Year ended 31.03.2021
		30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020
Particulars		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	865042	864433	809877	1729475	1610003	3233767
b)	Retail Banking	2821405	2697467	2768365	5518872	5478527	11021021
c)	Wholesale Banking	1566263	1440699	1391263	3006962	2809622	5715430
d)	Other Banking Operations	810650	702560	733307	1513210	1347521	2975969
e)	Unallocated	—	—	—	—	—	3082
	Total	6063360	5705159	5702812	11768519	11245673	22949269
	Less: Inter Segment Revenue	1919724	1811796	1858965	3731520	3731967	7360741

	Income from Operations	4143636	3893363	3843847	8036999	7513706	15588528

2	Segment Results
a)	Treasury	231727	270743	192361	502470	442878	903050
b)	Retail Banking	207718	109036	265518	316754	487523	1057480
c)	Wholesale Banking	581321	535672	345316	1116993	709761	1743754
d)	Other Banking Operations	256097	186430	274260	442527	411812	734429
e)	Unallocated	(44513)	(37690)	(39685)	(82203)	(80253)	(159099)

	Total Profit Before Tax and Minority Interest	1232350	1064191	1037770	2296541	1971721	4279614

3	Segment Assets
a)	Treasury	53320390	50692647	48929119	53320390	48929119	51964174
b)	Retail Banking	55066808	52627989	47695525	55066808	47695525	52199722
c)	Wholesale Banking	68279622	64890618	57446053	68279622	57446053	62873157
d)	Other Banking Operations	11976788	11406952	11107044	11976788	11107044	11975219
e)	Unallocated	1108355	912781	818482	1108355	818482	938391

	Total	189751963	180530987	165996223	189751963	165996223	179950663

4	Segment Liabilities
a)	Treasury	10540440	7646558	9236909	10540440	9236909	7627660
b)	Retail Banking	117708079	113146545	100454226	117708079	100454226	109621782
c)	Wholesale Banking	30520473	30827241	29861663	30520473	29861663	33811531
d)	Other Banking Operations	5081742	4935981	4963113	5081742	4963113	5177164
e)	Unallocated	3315106	2033234	2225940	3315106	2225940	2668232

	Total	167165840	158589559	146741851	167165840	146741851	158906369

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	42779950	43046089	39692210	42779950	39692210	44336514
b)	Retail Banking	(62641271)	(60518556)	(52758701)	(62641271)	(52758701)	(57422060)
c)	Wholesale Banking	37759149	34063377	27584390	37759149	27584390	29061626
d)	Other Banking Operations	6895046	6470971	6143931	6895046	6143931	6798055
e)	Unallocated	(2206751)	(1120453)	(1407458)	(2206751)	(1407458)	(1729841)

	Total	22586123	21941428	19254372	22586123	19254372	21044294

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
	As at 30.09.2021	As at 30.09.2020	As at 31.03.2021
Particulars	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55375	55037	55128
Reserves and Surplus	22464711	19139308	20925890
Minority Interest	66037	60027	63276
Deposits	140548612	122826597	133372087
Borrowings	19158305	17389822	17769675
Other Liabilities and Provisions	7458923	6525432	7764607

Total	189751963	165996223	179950663

ASSETS
Cash and balances with Reserve Bank of India	15745900	9948423	9737035
Balances with Banks and Money at Call and Short notice	1397379	1012935	2390216
Investments	41103154	41019385	43882311
Advances	124933101	108894763	118528352
Fixed Assets	540200	474918	509956
Other Assets	6017350	4630920	4887914
Goodwill on Consolidation	14879	14879	14879

Total	189751963	165996223	179950663

2	Consolidated Statement of Cash flow is given below:

	(₹ in lac)
	Half year ended		Year ended 31.03.2021
	30.09.2021	30.09.2020
Particulars	Audited	Audited	Audited
Cash flows from operating activities:
Consolidated profit before income tax	2292345	1969506	4277258
Adjustment for:
Depreciation on fixed assets	77442	66313	138501
(Profit) / Loss on revaluation of investments	(103901)	116124	148532
Amortisation of premium on held to maturity investments	39655	36453	76547
(Profit) / loss on sale of fixed assets	488	145	29
Provision / charge for non performing assets	835111	487159	1392701
Provision for standard assets and contingencies	190159	401700	528307
Employee Stock Options Expense	8329	—	—

	3339628	3077400	6561875

Adjustments for:
(Increase) / decrease in investments	2812954	(2054357)	(5015664)
(Increase) / decrease in advances	(7240746)	(5016241)	(15568107)
Increase / (decrease) in deposits	7176525	8205883	18751374
(Increase) / decrease in other assets	(1044806)	971962	830768
Increase / (decrease) in other liabilities and provisions	(469427)	(1149240)	(10455)

	4574128	4035407	5549791

Direct taxes paid (net of refunds)	(687796)	(600147)	(1302145)

Net cash flow from operating activities	3886332	3435260	4247646

Cash flows used in investing activities:
Purchase of fixed assets	(93442)	(72474)	(169615)
Proceeds from sale of fixed assets	783	347	1528

Net cash flow used in investing activities	(92659)	(72127)	(168087)

Cash flows from / (used in) financing activities:
Increase in minority interest	3935	2363	5612
Proceeds from issue of share capital, net of issue expenses	188471	105900	176010
Proceeds from issue of Additional Tier I and Tier II capital bonds	816275	—	35650
Redemption of Tier II capital bonds	(365000)	(110500)	(110500)
Increase / (decrease) in other borrowings	931317	(1183110)	(838907)
Dividend paid during the period	(359240)	—	—

Net cash flow from / (used in) financing activities	1215758	(1185347)	(732135)

Effect of exchange fluctuation on translation reserve	6597	(10438)	(14183)

Net increase in cash and cash equivalents	5016028	2167348	3333241

Cash and cash equivalents as at April 1st	12127251	8794010	8794010
Cash and cash equivalents as at the period end	17143279	10961358	12127251

3

The above financial results represent the consolidated financial results of HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on October 16, 2021. The financial results for the quarter and half year ended September 30, 2021 have been subjected to an audit by the statutory auditors (MSKA & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The report thereon is unmodified. The previous period results were reviewed / audited by MSKA & Associates, Chartered Accountants.

4

The Group has applied its significant accounting policies in the preparation of the consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2021 except for its stock based employee compensation plans. RBI, vide its clarification dated August 30, 2021 on Guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function Staff, advised Banks that the fair value of share-linked instruments on the date of grant should be recognised as an expense for all instruments granted after the accounting period ending March 31, 2021. Accordingly, the Group has changed its accounting policy from the intrinsic value method to the fair value method for all share-linked instruments granted after March 31, 2021. The fair value of the stock-based compensation is estimated on the date of grant using Black-Scholes model and is recognised as compensation expense over the vesting period. The Group granted stock options during the quarter under its Employee Stock Option Scheme (ESOS) and as a result, ‘Employees cost’ for the quarter and half year ended September 30, 2021 is higher by ₹ 83.29 crore with a consequent reduction in profit after tax by the said amount.

5

The figures for the second quarter in each of the financial years are the balancing figures between audited figures in respect of the half year end and the published year to date reviewed figures upto the end of the first quarter of the respective financial year.

6

The outbreak of the COVID-19 pandemic had led to a nation-wide lockdown in April-May 2020. This was followed by localised lockdowns in areas with a significant number of COVID-19 cases. Following the easing of lockdown measures, there was an improvement in economic activity in the second half of fiscal 2021. India experienced a “second wave” of the COVID-19 pandemic in April-May 2021 following the discovery of mutant coronavirus variants, leading to the re-imposition of regional lockdowns. These were gradually lifted as the second wave subsided.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, have impacted loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts resulting in increase in customer defaults and consequent increase in provisions thereagainst. The extent to which the COVID-19 pandemic will continue to impact the Group’s results will depend on ongoing as well as future developments, which are uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

7

The Honourable Supreme Court of India (Hon’ble SC), vide an interim order dated September 3, 2020, had directed that accounts which were not declared NPA till August 31, 2020 shall not be declared as NPA till further orders, which the Group complied with. The said interim order stood vacated on March 23, 2021 and the Group continued with the asset classification of borrower accounts as per the extant RBI instructions / IRAC norms.

8

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

10	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : October 16, 2021	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2021

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2021, at its meeting held in Mumbai on Saturday, October 16, 2021. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2021

The Bank’s net revenues (net interest income plus other income) increased by 14.7% to ₹ 25,085.2 crore for the quarter ended September 30, 2021 from ₹ 21,868.8 crore for the quarter ended September 30, 2020.

Net interest income (interest earned less interest expended) for the quarter ended September 30, 2021 grew by 12.1% to ₹ 17,684.4 crore from ₹ 15,776.4 crore for the quarter ended September 30, 2020. Advances grew at 15.5% reaching new heights driven through relationship management, digital offering and breadth of products. Core net interest margin was at 4.1%. New liability relationships added during the quarter were at an all time high. This continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 123%, well above the regulatory requirement, which positions the Bank favorably to capitalize on the opportunities that would arise as the economy gains momentum during the festive months.

Other income (non-interest revenue) at ₹ 7,400.8 crore was 29.5% of net revenues for the quarter ended September 30, 2021 and grew by 21.5% over ₹ 6,092.5 crore in the corresponding quarter of the previous year. The four components of other income for the quarter ended September 30, 2021 were fees & commissions of ₹ 4,945.9 crore (₹ 3,940.3 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 867.3 crore (₹ 560.4 crore in the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 675.5 crore (₹ 1,016.2 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 912.1 crore (₹ 575.6 crore in the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

We added 256 branches and 12,259 people over the last twelve months and made other investments to position ourselves and capitalize on the growth opportunity. Operating expenses for the quarter ended September 30, 2021 were ₹ 9,277.9 crore, an increase of 15.2% over ₹ 8,055.1 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 37.0%.

Pre-provision Operating Profit (PPOP) at ₹ 15,807.3 crore grew by 14.4% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended September 30, 2021 were ₹ 3,924.7 crore (consisting of specific loan loss provisions of ₹ 2,286.4 crore and general and other provisions of ₹ 1,638.3 crore) as against ₹ 3,703.5 crore (consisting of specific loan loss provisions of ₹ 1,240.6 crore and general and other provisions of ₹ 2,462.9 crore) for the quarter ended September 30, 2020. Total provisions for the current quarter included contingent provisions of approximately ₹ 1,200 crore.

The total credit cost ratio was at 1.30%, as compared to 1.67% for the quarter ending June 30, 2021 and 1.41% for the quarter ending September 30, 2020.

Profit before tax (PBT) for the quarter ended September 30, 2021 at ₹ 11,882.6 crore grew by 17.5% over corresponding quarter of the previous year. After providing ₹ 3,048.3 crore for taxation, the Bank earned a net profit of ₹ 8,834.3 crore, an increase of 17.6% over the quarter ended September 30, 2020.

Balance Sheet: As of September 30, 2021

Total balance sheet size as of September 30, 2021 was ₹ 1,844,845 crore as against ₹ 1,609,428 crore as of September 30, 2020, a growth of 14.6%.

Total deposits as of September 30, 2021 were ₹ 1,406,343 crore, an increase of 14.4% over September 30, 2020. CASA deposits grew by 28.7% with savings account deposits at ₹ 452,381 crore and current account deposits at ₹ 205,851 crore. Time deposits were at ₹ 748,111 crore, an increase of 4.2% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 46.8% of total deposits as of September 30, 2021.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Total advances as of September 30, 2021 were ₹ 1,198,837 crore, an increase of 15.5% over September 30, 2020. Retail loans grew by 12.9%, commercial and rural banking loans grew by 27.6% and other wholesale loans grew by 6.0%. Overseas advances constituted 3.5% of total advances.

Half Year ended September 30, 2021

For the half year ended September 30, 2021, the Bank earned a total income of ₹ 75,525.6 crore as against ₹ 70,522.7 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2021 were ₹ 48,382.6 crore, as against ₹ 41,609.6 crore for the half year ended September 30, 2020. Net profit for the half year ended September 30, 2021 was ₹ 16,564.0 crore, up by 16.9% over the corresponding half year ended September 30, 2020.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 20.0% as on September 30, 2021 (19.1% as on September 30, 2020) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 18.7% as of September 30, 2021 compared to 17.7% as of September 30, 2020. Common Equity Tier 1 Capital ratio was at 17.4% as of September 30, 2021. Risk-weighted Assets were at ₹ 1,190,270 crore (as against ₹ 1,037,483 crore as at September 30, 2020).

NETWORK

As of September 30, 2021, the Bank’s distribution network was at 5,686 branches and 16,642 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,929 cities / towns as against 5,430 branches and 15,292 ATMs / CDMs across 2,848 cities / towns as of September 30, 2020. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,946 business correspondents, which are primarily manned by Common Service Centres (CSC) as against 12,141 business correspondents as of September 30, 2020. Number of employees were at 129,341 as of September 30, 2021 (as against 117,082 as of September 30, 2020).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

Gross non-performing assets were at 1.35% of gross advances as on September 30, 2021, (1.2% excluding NPAs in the agricultural segment) as against 1.47% as on June 30, 2021 (1.3% excluding NPAs in the agricultural segment) and 1.37% (proforma approach) as on September 30, 2020 (1.2% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.40% of net advances as on September 30, 2021.

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 7,756 crore as on September 30, 2021. Total provisions (comprising specific, floating, contingent and general provisions) were 163% of the gross non-performing loans as on September 30, 2021.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on September 30, 2021, the Bank held 96.2% stake in HSL. For the quarter ended September 30, 2021, HSL’s total income grew by 42% to ₹ 489.5 crore, as against ₹ 344.3 crore for the quarter ended September 30, 2020. Profit after tax for the quarter grew by 44% to ₹ 239.6 crore, as against ₹ 165.8 crore for the quarter ended September 30, 2020.

As on September 30, 2021, HSL had 213 branches across 147 cities / towns in the country.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on September 30, 2021, the Bank held 95.1% stake in HDBFSL.

The total loan book was ₹ 60,008 crore as on September 30, 2021 as against ₹ 59,744 crore as on September 30, 2020. Liquidity coverage ratio was healthy at 157%.

For the quarter ended September 30, 2021, HDBFSL’s net revenue was at ₹ 1,916.7 crore as against ₹ 1,703.7 crore for the quarter ended September 30, 2020, a growth of 12.5%. Pre-provision Operating Profit (PPOP) was ₹ 885.9 crore as against ₹ 816.0 crore for the quarter ended September 30, 2020, a growth of 8.6%.

Provisions and contingencies for the quarter were at ₹ 633.9 crore (including ₹ 125.0 crore of conservative management overlay) as against ₹ 929.8 crore for the quarter ended September 30, 2020 and ₹ 869.6 crore (including ₹ 200.0 crore of conservative management overlay) in the prior quarter.

Profit after tax for the quarter ended September 30, 2021 was ₹ 191.7 crore compared to a loss of ₹ 85.0 crore for the quarter ended September 30, 2020 and a profit after tax of ₹ 88.6 cr for the quarter ended June 30, 2021.

As on September 30, 2021, gross Stage 3 stood at 6.1%, a reduction of over 200 bps in the quarter.

Total CAR was at 19.8% with Tier-I CAR at 14.3% as on September 30, 2021.

As on September 30, 2021, HDBFSL had 1,336 branches across 956 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended September 30, 2021 was ₹ 9,096 crore, up 18.1%, over the quarter ended September 30, 2020. Consolidated advances grew by 14.7% from ₹ 1,088,948 crore as on September 30, 2020 to ₹ 1,249,331 crore as on September 30, 2021.

The consolidated net profit for the half year ended September 30, 2021 was ₹ 17,018 crore, up 16.3%, over the half year ended September 30, 2020.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Rajiv Banerjee

Vertical Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1307 (D) / 6652 1000 (B)

Mobile: +91 9920454102

rajivshiv.banerjee@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

ajit.shetty@hdfcbank.com